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                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                 FORM 12B-25

                         NOTIFICATION OF LATE FILING

                                              Commission File Number
                                                                      ------

  (Check One)
  / / Form 10-K and Form 10-KSB   / / Form 11-K
  / / Form 20-F                   /X/ Form 10-Q and Form 10-QSB  / /  Form N-SAR

For the three months ended September 30, 1999


/  /  Transition Report on Form 10-K     /  /  Transition Report on Form 10-Q
/  /  Transition Report on Form 20-F     /  /  Transition Report on Form N-SAR
/  /  Transition Report on Form 11-K

For the Transition Period ended:
                                 ----------------------------------------------

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                        -----------------------

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                                    PART I.
                             REGISTRANT INFORMATION

                      ADVANCED SYSTEMS INTERNATIONAL, INC.
             (Exact name of registrant as specified in its charter)

                    Nevada                                 13-3953047

        (State or other jurisdiction of                 (I.R.S. Employer
         incorporation or organization)                Identification Number)


   25300 Telegraph Road, Suite 455, Southfield, Michigan 48034 (248) 263-0000

                                    PART II.
                            RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306]

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[ ]  (c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
          has been attached if applicable.


                                   PART III.
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.) [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306; and Release No. 34-30968 (Paragraph 72,439), effective
August 13, 1992, 57 F.R. 36442.]

     The registrant has completed its financial statements for the three months ended September 30, 1999, but due to clerical, staffing, and other related time constraints, the registrant was unable to deliver such financial statements, together with the discussion and analysis of management, to its accountants and counsel with sufficient time to allow such accountants and counsel to review the information for a timely filing of the registrant's Form 10-QSB. The Company intends to file the prescribed report within the allowed extension period.

                                    PART IV.
                               OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification.

Robert C. DeMerell                   (248)                   263-0000
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     (Name)                          (Area Code)             (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 /X/ Yes / / No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 / / Yes / / No


     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The company reported revenues of $2,132,808, a 146% increase over $867,296 for the same period in 1998. Net earnings for the third quarter were $21,224, compared with a loss of $115,754, in 1998. For the nine months ended September 30, 1999, revenues were $6,097,443 compared with $1,828,609 for the same period in 1998, an increase of 233%. Net earnings for the nine months were $702,917, or $.04 per fully diluted share, compared to a loss of $479,205, or ($.06) per share, in 1998.

                      ADVANCED SYSTEMS INTERNATIONAL, INC.
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                (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date November 15, 1999   By  /s/ Robert C. DeMerell
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